Mail Stop 3561

June 27, 2006

F. Jacob Cherian
President and Chief Executive Officer
Millennium India Acquisition Company Inc.
330 East 38th Street, Suite 46C
New York, New York 10016

> **Re: Millennium India Acquisition Company Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 19, 2006**
> **File No. 333-133189**

Dear Mr. Cherian:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. The disclosure on page 9 notes that the company "anticipates" that the company's CEO and CFO will advance funds to cover unpaid costs and expenses in a liquidation. Please clarify whether the CEO and CFO are obligated to cover the company against such costs/expenses, and if so, detail the terms and conditions of

such obligations. Additionally, detail the basis for the company's estimate that such obligation should not exceed $70,000 and provide detail as to the specific costs/expenses that make up such amount.

Risk Factors, page 11

2. In the penultimate paragraph of the fourth risk factor, please include a discussion of the potential applicability of the Investment Company Act of 1940, in the event that the company is unable to dissolve.

Capitalization, page 30

3. We note your response to prior comment 2 from our letter dated June 12, 2006. As discussed in our prior comment, the issuance of the shares occurred in May, after your units had been priced for the offering. Since this transaction was with a related party, it appears appropriate to use the public offering price of $8 per unit as evidence of fair value, regardless of the legal status of your agreement with the underwriters. Please revise accordingly.

Certain Relationships and Related Transactions, page 63

4. We note your response to comment 4 from our letter dated May 10, 2006. We also note the disclosure on page 63 that indicates that concurrently with this offering, the company intends to undertake a private placement transaction to sell warrants to the company's existing stockholders, including officers, directors, or special advisors thereof, as well as affiliates thereof. Additionally, the company indicates that certain of the warrant purchasers intend to concurrently resell a portion of the warrants they acquire in the private placement to both affiliates and non-affiliated purchasers. In light of the timing of these transactions and the parties involved, please provide for each proposed transaction a legal analysis as to how such transaction complies with Section 5 of the Securities Act of 1933, as amended, and whether it would be necessary or appropriate to integrate each or both of the proposed private placement offerings with the public offering. We may have further comment.

Note 8 – Warrants and Option to Purchase Common Stock, page F-11

5. We note your response to prior comment 6 from our letter dated June 12, 2006. Please explain your use of a monthly interval to calculate volatility of the representative companies. Tell us how the use of a monthly interval provides a better estimate than the use of a daily interval. Refer to analogous guidance in paragraph A48 of SFAS 123R.

6. We note your response to prior comment 7 from our letter dated June 12, 2006..
    As discussed in our prior comment, paragraph 17 of EITF 00-19 states that if the
    contract requires physical or net-share settlement by delivery of registered shares
    and does not specify any circumstances under which net-cash settlement is
    permitted or required, and the contract does not specify how the contract would be
    settled in the event the company is unable to deliver registered shares, then net
    cash settlement is assumed if the company is unable to deliver registered shares
    because it is unlikely that nonperformance would be an acceptable alternative.
    Your warrant agreement does not specify the circumstances under which net cash
    settlement would be permitted. The warrant agreement does not state explicitly
    the issuer has no obligation to settle the warrant in the absence of an effective
    registration statement and the warrant can expire unexercised or unredeemed.
    Please explain how you have considered the guidance in paragraph 17 with
    respect to your public warrants. If you conclude liability classification will be
    required upon issuance, please revise your capitalization table, summary financial
    data, dilution information and anywhere else in the document as needed to
    properly reflect this classification. Additionally, please add disclosure in the
    document describing your proposed accounting for the warrants upon issuance,
    including the potential impact for volatility in your income statement given the
    requirement to mark the warrants to fair value each period.

7. Please tell us how you have considered the guidance in EITF 00-19, discussed
    above, in your proposed accounting for the underwriter purchase option and your
    determination of whether the instrument meets the scope exception in paragraph
    11(a) of SFAS 133. If you conclude liability classification will be required upon
    issuance, please revise your capitalization table, summary financial data, dilution
    information and anywhere else in the document as needed, to properly reflect this
    classification.

Item 15. Recent Sales of Unregistered Securities, page II-3

8. With regard to the sale of 500,000 shares of common stock for an aggregate price
    of $4,000 to certain directors and officers, please add a risk factor that such a
    private placement may be a violation of section 5 of the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules, page II-4

9. We note that a number of exhibits remain to be filed. Please be aware that the
    Staff will need to have all exhibits filed and have the opportunity to review and
    comment on such exhibits and the disclosure related thereto prior to the company
    seeking effectiveness.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at (202) 551-3237 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Michael Karney, who reviewed your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Ira I. Roxland, Esq.
    Fax (212) 768-6800